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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 6, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.  Minutes of the Ordinary and Extraordinary General Shareholders
    Meetings of Shareholders of Companhia Vale do Rio Doce, Held
    on April 29, 2002...................................................  3

[Logo] Companhia
       Vale do Rio Doce

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETINGS OF SHAREHOLDERS OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 29, 2002.

                             PUBLICLY HELD COMPANY
            CORPORATE TAX REGISTRATION (CNPJ) # 33.592.510/0001-54
              BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

01 -   PLACE, DATE AND TIME:

       At the Company's head office at Avenida Graca Aranha, 26, 19th floor, Rio de Janeiro, on April 29, 2002, at 4:30 p.m.

02 -   PANEL:

       Chairman: Mr. Luiz Tarquinio Sardinha Ferro
       Secretary: Mr. Paulo F. de Almeida Lopes

03 -   ATTENDANCE AND QUORUM:

       Attended by the shareholders representing the majority voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present are the effective members of the Audit Committee, Ms. Claudia Torres Teixeira and Messrs. Marcos Fabio Coutinho, and Ronaldo Camillo, pursuant to Article 164, Law # 6,404/76, and representatives of the external auditors Price Waterhouse Auditores Independentes, Messrs. Ronaldo Valino and Marcos Panasol, pursuant to ss.1, Article 134, of Law # 6,404/76.

04 -   SUMMONS:

       Summons published in the Jornal do Commercio on April 12, 13 and 14, 2002 and in the Official Gazette of the State of Rio de Janeiro on April 12, 15 and 16, 2002, due to the public Easter holiday when the official press was closed, with the following Orders of the Day:

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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       ORDINARY GENERAL SHAREHOLDERS MEETING

       a) appreciation of the management report and examination, discussion and voting of the financial statements referring to the fiscal year ended December 31, 2001;

       b) proposal for allocating the income of the fiscal year ended December 31, 2001;

       c) election of members of the Audit Committee and establishing their remuneration; and

       d) establishing the remuneration of the members of the Company's management.

     EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

       a) proposal to increase the Share Capital, by capitalizing reserves, without issuing shares and with the consequent alteration of the caption of Article 5 of the Company Bylaws; and

       b) alteration of Article 17 of the Company Bylaws to increase the maximum number from six to eight Executive Directors, in order to attend the structure of the Executive Board approved by the Company's Board of Directors.

05 -   READING OF DOCUMENTS:

       The reading of the Management Report, Financial Statements, including the Consolidated Statements and the Report of External Auditors Price Waterhouse Auditores Independentes are unanimously waived, as is the reading of the proposals relating to the allocation of the income for the year 2001 and increase in Share Capital through capitalizing reserves, bearing in mind that the shareholders had already read the aforementioned documents, and only reading the relevant reports of the Board of Directors and Audit Committee. Thus, after the aforementioned have


                                                                              2
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       been discussed and commented upon by the shareholders, the following decisions were taken:

       ORDINARY GENERAL SHAREHOLDERS MEETING:

06 - Decisions approved by the majority, with abstention of the Federal Government and administrated funds, pursuant to voting protocols authenticated by the Panel:

6.1 - brief transcription of the Minutes herein and that it be published with the omission of the signatures of shareholders present, pursuant to
       Article 130, ss.1 and ss.2 of Law # 6,404/76;

6.2 - the Management Report and Financial Statements, including the Consolidated Statements, with the Report by the External Auditors Price Waterhouse Auditores Independentes, referring to the year ended on December 31, 2001;

6.3 - the proposal of the Executive Board with favorable report from the Board of Directors on the allocation of the income for the year ended December 31, 2001, with the following text: "PROPOSAL FOR ALLOCATION OF INCOME FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2001. Directors. The Executive Board of Companhia Vale do Rio Doce, bearing in mind the provision in Article 192 of Law 6404/76 and Articles 31 to 36 of the Company Bylaws, hereby present to the Board of Directors a proposal to allocate the income calculated for the fiscal year ending on December 31, 2001. The net income for the year, demonstrated in the Income Statement, was R$ 3.050.710.253,98 (three billion, fifty million, seven hundred and ten thousand, two hundred and fifty-three reais and ninety-eight cents), already having deducted the necessary reserves, pursuant to accounting practices stated in Law 6404/76. From the net income should be deducted R$ 22.160.250,00 (twenty-two million, one hundred and sixty thousand, two hundred and fifty reais) reconciled by actuarial calculations of the pension fund pursuant to the CVM (Brazilian securities exchange commission) #371 dated December 13, 2000 made directly in the net equity as an adjustment of previous years plus revenue reserves payable of R$ 438.097.116,95 (four hundred and thirty-eight million, ninety-seven thousand, one hundred and sixteen reais and ninety-five cents). The total of such values


                                                                              3
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       is R$ 3.466.647.120,93 (three billion, four hundred and sixty-six million, six hundred and forty-seven thousand, one hundred and twenty reais and ninety-three cents) the proposed allocation of which is as follows: I - LEGAL RESERVE: Five percent of the net income for the year to the limit of 20% (twenty percent) of the Share Capital must be allocated to this reserve, pursuant to the provision in Article 193 of 6404/76 and Article 32 of the Company Bylaws, that is, R$ 152.535.512,70 (one hundred and fifty-two million, five hundred and thirty-five thousand, five hundred and twelve reais and seventy cents). II - DIVIDENDS/INTEREST ON OWN CAPITAL: The mandatory dividend of 25%, prescribed in Article 202 of Law 6404/76 and Article 34 of the Company Bylaws, is determined based on the adjusted net income, for the year 2001 is R$ 3.282.303.566,44 (three billion, two hundred and eighty-two million, three hundred and three thousand, five hundred and sixty-six reais and forty-four cents). It corresponds to the net income for the year of R$ 3.050.710.253,98 (three billion, fifty million, seven hundred and ten thousand, two hundred and fifty-three reais and ninety-eight cents), deducting from the constituted legal reserve of R$ 152.535.512,70 (one hundred and fifty-two million, five hundred and thirty-five thousand, five hundred and twelve reais and seventy cents), from the tax incentive reserve - ADA/ ADENE (Amazon Development Agency and Northeast Development Agency) of R$ 53.968.291,79 (fifty three million, nine hundred and sixty-eight thousand, two hundred and ninety-one reais and seventy-nine cents) plus the realizations for the year of the future income reserve of R$ 438.097.116,95 (four hundred and thirty-eight million, ninety-seven thousand, one hundred and sixteen reais and ninety-five cents). Thus, the minimum dividend of 25% of the adjusted net income would be R$ 820.575.891,61 (eight hundred and twenty million, five hundred and seventy-five thousand, eight hundred and ninety-one reais and sixty-one cents). Article 5 of the Company Bylaws provides that the preferred shares have priority in receiving a minimum annual dividend of 6% on the portion of capital constituted by this kind of share. On December 31, 2001, this reference value for the annual minimum dividend is R$ 85.593.621,11 (eighty-five million, five hundred and ninety-three thousand, six hundred and twenty-one reais and eleven cents) and corresponds to R$ 0,62 (sixty-two cents) per preferred share in circulation. However, considering the prerogative to pay interest on own capital, based on Article 32, sole paragraph, of the Company Bylaws, as well as the status of the Company cash, the Executive Board hereby


                                                                              4
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       proposes the ratification of the distribution proposed by the Executive Board and approved by the Board of Directors on November 22, 2001, to advance, as interest on own capital the sum of R$ 1.773.475.629,40 (one billion, seven hundred and seventy-three million, four hundred and seventy-five thousand, six hundred and twenty-nine reais and forty cents), corresponding to R$ 4,61 (four reais and sixty-one cents) per share in circulation, paid in two installments, the first being on December 10, 2001 and the second on April 30, 2002. III - TAX INCENTIVE
       RESERVE: The Company is beneficiary of income tax exemption on income from exploration regulated in Article 1, Decree law 1825/80, which instituted tax incentives for the Grande Carajas Program, today run by the Amazon Development Agency- ADA, in Article 22, of Decree-law 756/69, with regard to tax incentives assigned to the iron, manganese and gold projects of Igarape Bahia, run by the Northeast Development Agency-ADENE, and also, the provision in Article 13 of Law 4239/63, in relation to the tax incentives for the potash project. According to the Company records, the sum of income tax is R$ 53.968.291,79 (fifty-three million, nine hundred and sixty-eight thousand, two hundred and ninetyone reais and seventy-nine cents). Under tax laws governing the incentive, in Article 545 of the Income Tax Rullings (RIR), the unpaid tax due to exemption cannot be distributed to the shareholders, and must be entered in a reserve to be used solely for increasing Share Capital or absorbing losses. Thus, although this reserve is not provided for in the Company Bylaws nor in corporate law, the allocation to it of the exempt tax value is mandatory in practical terms, pursuant to tax legislation, implying its nonformation in the waiver to exemption, with payment to the public treasury of the tax which would be due. From the aforementioned, we propose that the sum of R$ 53.968.291,79 (fifty-three million, nine hundred and sixty-eight thousand, two hundred and ninety-one reais and seventy-nine cents) be allocated to this reserve. IV - EXPANSION RESERVE: It is proposed that the remaining balance of accumulated profits to the sum of R$ 1.486.667.687,04 (one billion, four hundred and eighty-six million, six hundred and sixty-seven thousand, six hundred and eighty-seven reais and four cents) be allocated to the expansion reserve in order to attend the investment projects forecast in the budget of the Company. In pursuance of Article 196 of Law 6404/76, estimated investments for the year 2002, to a total of R$ 2.438 million (US$ 956 million), should be submitted to the Ordinary General Shareholders Meeting for approval. V - SUMMARY: The proposal herein allocates the net income for the year


                                                                              5
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       2001 as follows: ORIGINS: - net income for the year R$ 3.050.710.253,98.
       - accumulated profits (losses): o realization of the realizable profits reserve R$438.097.116,95. o actuarial calculation - CVM 371/00 R$ (22.160.250,00). R$ 3.466.647.120,93. ALLOCATIONS: o legal reserve (5%
       of net income) R$ 152.535.512,70. o remuneration of shareholders R$ 1.773.475.629,40. o tax incentive reserve - ADA/ ADENE R$ 53.968.291,79.
       o expansion reserve R$ 1.486.667.687,04. R$ 3.466.647.120,93. Give the above, we hereby submit to the Directors the proposal herein, as decided by the Executive Board. Rio de Janeiro, March 27, 2002. Roger Agnelli - CEO. Gabriel Stoliar - Executive Planning and Management Director and Acting Executive Financial Director. Carla Grasso - Executive Director for Human Resources and Corporate Services. Armando de Oliveira Santos Neto - Executive Director for Ferrous Metals. Guilherme Rodolfo Laager - Executive Director of Logistics. Antonio Miguel Marques - Executive Director of Holdings and Business Development and Acting Executive Director of Non-Ferrous Metals."

6.4 - The investment budget for the year 2002, to a total of R$2.438 million, as stated in the proposed Income Distribution for the year ended December 31, 2001.

6.5 - Elected as effective and alternate members of the Audit Committee by the holders of preferred A shares, until the Ordinary General Shareholders Meeting to be held in 2003 are Messrs. Eliseu Martins, already qualified herein, and Almir de Souza Carvalho, Brazilian, married, accountant, holder of identity card # 9022-02, issued by CRC, Individual Tax Code
       (CPF) # 022.398.687-91, resident and domiciled at Av. Canal de Marapendi, #1315, apt. 804, Barra da Tijuca, Rio de Janeiro, RJ, respectively;

       Concerning the election of the effective and alternate members of the Audit Committee reserved to minority shareholders, the Federal Government appointed Messrs. Ronaldo Camillo and Eduardo Coutinho Guerra as effective members and respective alternate of the Audit Committee. However, shareholder BNDES Participacoes S.A. - BNDESPAR of the majority of common shares eligible to make the appointment, submitted the names of Messrs. Claudio Bernardo Guimaraes de Moraes, Brazilian, married, accountant, holder of identity


                                                                              6
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       card # 4.241.209, issued by IFP/RJ, Individual Tax Code (CPF) # 761.155.427-15, resident and domiciled at Praca Ministro Victor Nunes, # 38, apt. 204, Barra da Tijuca, Rio de Janeiro, RJ, and Helio Cabral Moreira, Brazilian, married, engineer, holder of identity card # 6.398.794, issued by SSP/SP, Individual Tax Code (CPF) # 112.860.916-91, resident and domiciled at Rua Alexandra, # 223, Itanhanga, Barra da Tijuca, Rio de Janeiro, RJ, respectively, whose nomination was accompanied by shareholders Caixa Fundo de Investimento em Titulos e Valores Mobiliarios Vale do Rio Doce - Caixa FITVM Vale do Rio Doce, Caixa Fundo Mutuo de Privatizacao - FGTS Vale do Rio Doce - Migracao, Caixa Fundo Mutuo de Privatizacao - FGTS Vale do Rio Doce I - Caixa FMP
       - FGTS Vale do Rio Doce I, Caixa Fundo Mutuo de Privatizacao - FGTS Vale do Rio Doce II - Caixa FMP - FGTS Vale do Rio Doce II, all represented by the federal savings bank Caixa Economica Federal. The Valepar representative spoke, clarifying that the Company Bylaws (Article 26) establishes the fixed number of five audit committee councilors and respective alternates and, considering that the minority shareholders has not reached the decision regarding the nominations given by the minority shareholders - for which reason the legal quorum of 10% (ten percent) was not achieved, Valepar, pursuant to the Company Bylaws, is entitled to elect a fourth member to the Audit Committee, doing so by accepting the names of Messrs. Claudio Bernardo Guimaraes de Moraes and Helio Cabral Moreira, nominated by BNDESPAR, since the latter holds the relative majority of the common shares amongst the minority shareholders present. In this way, the General Meeting of shareholders, with the abstention of shareholder Federal Government, approved by majority the election of the members nominated by BNDESPAR, identified herein above, whose term of office expires at the Ordinary General Shareholders Meeting to be held in 2003;

       Elected by the majority shareholders, until the Ordinary General Shareholders Meeting to be held in 2003, as effective members, Messrs. Ricardo Wiering de Barros, Brazilian, married, analyst, holder of identity card # 04245378-7, issued by IFP/RJ, Individual Tax Code (CPF) # 806.663.027-15, resident and domiciled at Av. Presidente Wilson # 231, 28th floor, Rio de Janeiro, RJ, Pedro Carlos de Mello, Brazilian, married, economist, holder of identity card # 661.698, issued by SSP/DF, Individual Tax Code (CPF) # 132.520.380-72, resident and domiciled at SHIN QL 04, Condominium 06, house # 1, Lago Norte, Brasilia, DF,


                                                                              7
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       and Marcos Fabio Coutinho, qualified previously herein, and as respective alternates, Messrs. Luiz Octavio Nunes West, qualified previously herein, Jose Carlos Gouveia Danelli, Brazilian, legally separated, economist, holder of identity card # 1.957.488, issued by IFP/RJ, Individual Tax Code (CPF) # 031.349.387-15, resident and domiciled at Estrada da Gouveia, 681, Bl. 03, apt. 2204, Rio de Janeiro, RJ, and Vicente Barcelos, qualified previously herein.

6.6 - monthly remuneration of each acting member of the Audit Committee, as of January 1, 2002, is hereby established at R$4,200 (four thousand, two hundred Brazilian reais) or 10% (ten percent) of the remuneration that is, on average, attributed to each Director, not including benefits, representation allowance and profit sharing - whichever is higher. In addition to the remuneration established above, acting members of the Audit Committee shall be entitled to a reimbursement of travel and accommodation expenses in the exercise of duty. Alternate members shall only be remunerated when substituting the respective effective members in the event of vacancy.

6.7 - global annual remuneration for the Directors for the year 2002 is hereby established at up to R$21,200,000 (twenty-one million and two hundred thousand Brazilian reais), to be distributed by the Board of Directors.

EXTRAORDINARY SHAREHOLDERS MEETING:

07 - Deliberations approved by majority vote, with the abstention of the Federal Government, pursuant to proxy vote ratified by the Panel;

7.1 - increase in Share Capital by capitalization of reserves, without issuance of new shares, pursuant to Executive Board proposal, with favorable opinions by the Board of Directors and Audit Committee, as follows: "PROPOSAL TO INCREASE SHARE CAPITAL BY CAPITALIZATION OF RESERVES FOR DELIBERATION AT EXTRAORDINARY SHAREHOLDERS MEETING. To the Members of the Board. The Executive Board of Companhia Vale do Rio Doce hereby presents to the Board of Directors a proposal to increase Share Capital by capitalization of reserves of income tax regional incentives in the amount of R$53,968,291.79 (fifty-three million, nine


                                                                              8
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       hundred and sixty-eight thousand, two hundred and ninety-one reais and seventy-nine cents) without the issuance of new shares. Such incentives originate under Article 1 of Decree-Law # 1,825/80, which established tax incentives in the Greater Carajas Program, today administrated by the Amazonia Development Agency (ADA), under Article 22 of Decree-Law # 756/69, relating to tax incentives awarded to the Iron, Manganese and Gold Projects at Igarape-Bahia, administrated by the Northeast Development Agency (ADENE), and also under the provision of Article 13 of Law # 4,239/63, in relation to the tax incentives from the Potash Project. The legislation stated above determines that the income tax amount that is not paid by virtue of reduction of exemption based on this legislation may not be distributed to the partners or shareholders and shall constitute a corporate capital reserve that may only be used to absorb losses or increase Share Capital. Further, Article 199 of Law # 6,404/76 determines that the balance of the income reserves, except those for contingency and realizable income, may not exceed Share Capital. Once this limit is reached, the application of the excess in the paying-in or increase in capital stock, or in the distribution of dividends shall be deliberated at a shareholders meeting. After the distribution of the results for the year ended December 31, 2001, the income reserves exceed capital stock by R$675,586,562.60 (six hundred and seventy-five million, five hundred and eighty-six thousand, five hundred and sixty-two reais and sixty cents). Accordingly, Management proposes the capitalization of the reserves below, without issuance of new shares: I) capitalization of the special monetary restatement reserve - Law # 8,200/91 in the amount of R$440,258,156.02 (four hundred and forty million, two hundred and fifty-eight thousand, one hundred and fifty-six reais and two cents); II) capitalization of the tax incentives reserve (ADA/ADENE) in the amount of R$53,968,291.79 (fifty-three million, nine hundred and sixty-eight thousand, two hundred and ninety-one reais and seventy-nine cents); III) capitalization of the income reserve in the exchange of shares R$3,426,080.40 (three million, four hundred and twenty-six thousand, and eighty reais and forty cents); and IV) capitalization of part of the depletion reserve in the amount of R$502,347,471.79 (five hundred and two million, three hundred and forty-seven thousand, four hundred and seventy-one reais and seventy-nine cents). Consequently, the Company's Share Capital of R$4,000,000,000.00 (four billion reais), following capitalization of the aforementioned reserves, shall total R$5,000,000,000.00 (five billion reais), as follows: current capital stock:


                                                                              9
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       R$4,000,000,000.00; Capitalization of reserves: o special monetary restatement - Law # 8,200/91: R$440,258,156.02; o tax incentives (ADA/ADENE) R$53,968,291.79; o income from share exchange R$3,426,080.40; o depletion R$502,347,471.79; capital stock after capitalization R$5,000,000,000.00. With the approval of the proposal to increase capital, the "caption" of Article 5 of the Bylaws shall henceforth read as follows: "Article 5 - Capital stock amounts to R$5,000,000,000.00 (five billion reais) represented by 388,559,056 (three hundred and eighty-eight, five hundred and fifty-nine, and fifty-six) subscribed shares, of which 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand, one hundred and fortythree) are common shares equivalent to R$3,216,797,281.39 (three billion, two hundred and sixteen million, seven hundred and ninety-seven, two hundred and eighty-one Brazilian reais and thirty-nine cents), and 138,575,913 (one hundred and thirty-eight million, five hundred and seventy-five thousand, nine hundred and thirteen) are class "A" preferred shares, including 1 (one) special class preferred share, equivalent to R$1,783,202,718.61 (one billion, seven hundred and eighty-three million, two hundred and two thousand, seven hundred and eighteen Brazilian reais and sixty-one cents), all with no par value. Accordingly, we hereby submit this proposal to the Members of the Board, in accordance with Management deliberations. Rio de Janeiro, March 27, 2002. Roger Agnelli - Director-President. Gabriel Stoliar - Executive Director of Planning and Management, and Acting Executive Director of Finance. Carla Grasso - Executive Director of Human Resources and Corporate Services. Armando de Oliveira Santos Neto - Executive Director of Ferrous Metals. Guilherme Rodolfo Laager - Executive Director of Logistics. Antonio Miguel Marques - Executive Director of Holdings and Business Development and Acting Executive Director of Non-Ferrous Metals."

7.2 - the consequent alteration of Article 5 of the Bylaws, which shall henceforth read as follows:

       "Article 5 - Capital Stock amounts to R$5,000,000,000.00 (five billion Brazilian reais) represented by 388,559,056 (three hundred and eightyeight million, five hundred and fifty-nine thousand, and fifty-six) subscribed shares, of which 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand, one hundred and forty-


                                                                             10
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


       three) are common shares equivalent to R$3,216,797,281.39 (three billion, two hundred and sixteen million, seven hundred and ninety-seven thousand, two hundred and eighty-one reais and thirty-nine cents), and 138,575,913 (one hundred and thirty-eight million, five hundred and seventy-five thousand, nine hundred and thirteen) are class "A" preferred shares, including 1 (one) special class preferred share, equivalent to R$1,783,202,718.61 (one billion, seven hundred and eighty-three million, two hundred and two thousand, seven hundred and eighteen reais and sixty-one cents), all with no par value."

7.3 - Having failed to reach a quorum as set forth in law for the alteration of Article 17 of the Bylaws, a second call of the Extraordinary Shareholders Meeting shall be held at the Company's head offices, in accordance with Article 135 of Law # 6,404/76, on May 20, 2002, at 4:30 p.m.

7.4 - Manifestation of praise by shareholder Jose Teixeira de Oliveira for Messrs. Luiz Tarquinio Sardinha Ferro and Roger Agnelli for their performance as Members of the Board of Directors, and of Company's Executive Management, respectively.

08 -   FORM OF TRANSCRIPTION:

       In accordance with the provisions set forth in ss.1 and ss.2 of Article 130 of Law # 6,404/76, bearing in mind the unanimous deliberation of the shareholders present.

09 -   CLOSING:

       Having no further business, the meeting was adjourned for the time necessary to transcribe these Minutes. The meeting was then reopened, and the Minutes were read, approved and signed by the Secretary, the Chairman and by all shareholders present.

                        Rio de Janeiro, April 29, 2002.


                                                                             11
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Minutes of Ordinary and Extraordinary Shareholders Meetings held on April 29,
2002 - Continued


I certify that this is faithful copy of the Minutes transcribed in the specific ledger.


                                        Paulo Francisco de Almeida Lopes
                                                    Secretary

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               ---------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: May 6, 2002